Exhibit 99.1

Jaguar Mining Closes Previously Announced Offering of Senior Convertible Notes Including an Additional US$13,500,000 of Notes Following Exercise of Over-Allotment Option

JAG - TSX/NYSE

CONCORD, NH, Feb. 9 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) announced today that it has successfully closed the previously announced offering of US$103.5 million aggregate principal amount of its 5.5% senior convertible notes due 2016 (the "notes"), which includes the issuance of US$13.5 million aggregate principal amount of notes following the exercise in full of the over-allotment option granted by Jaguar to the initial purchasers. The net proceeds of the offering, including the over-allotment, is approximately US$99.3 million.

Commenting on the transaction, Mr. Daniel R. Titcomb, Jaguar's President and CEO stated, "We are very pleased by the strong demand we received for these senior convertible notes, which we expect will principally fund our new Gurupi Project. We believe this new project has the potential to significantly increase Jaguar's production and cash flow profile when completed, which is expected to occur in early-2013."

In addition to funding the Gurupi Project, the balance of the net proceeds will be used for working capital and general corporate purposes.

Bank of America-Merrill Lynch acted as Sole Book-Running Manager and RBC Capital Markets acted as Co-manager for the offering.

The notes and the common shares issuable upon conversion of the notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. Offers and sales of the notes in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.

About Jaguar

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in northern Brazil in the state of Maranhão.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its approximate 575,000-acre land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

This press release contains forward-looking statements regarding the use of proceeds, funding needed for the Gurupi Project and the completion date for the Gurupi Project. These forward-looking statements can be identified by the use of words such as "will," believe," "expect" and "expected." These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the use of proceeds, and the cost and timing to advance the Gurupi Project to be materially different from those expressed by the forward-looking statements. Such statements are only predictions and the assumptions upon which they are based may not materialize as a result of those risks and uncertainties, including risks related to the use of proceeds from the offering and the ability of Jaguar to advance the Gurupi Project.

These forward-looking statements represent our views as of the date of this press release. Subsequent events and developments could cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this press release, unless required by law.

%CIK: 0001333849

For further information:
Investors and analysts:	Media inquiries:
Bob Zwerneman Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 11:28e 09-FEB-11